Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES 2019 GUIDANCE

Lower, fully-funded capital program with leading operational execution and longer lateral lengths driving capital efficiency higher

SPRING, Texas – February 5, 2019...Southwestern Energy Company (NYSE: SWN) today announced 2019 production, capital and cost guidance. This guidance is based on maximizing shareholder value assuming $2.85 per MMBtu NYMEX Henry Hub and $50 per barrel WTI commodity price environment in 2019.

In 2018, the Company invested approximately $1.25 billion, delivering on its commitment to invest within cash flow and remain within original capital guidance. Appalachia production was 702 Bcfe, 20 percent of which was liquids production.

Summary Table	2019 Guidance
Capital Investment	**$1,080 – $1,180 MM**
Total Production (Net)	**750 – 785 Bcfe**
Natural gas	**588 – 616 Bcf**
Natural gas liquids and condensate	**26,950 – 28,250 MBbl**

Key factors influencing 2019 guidance (assuming midpoints) against expected 2018 results include:

- Capital investment reduced $200 million compared to projected 2019 plan at the time of the Fayetteville sale announcement, and $120 million lower than 2018;
- 25 percent reduction in average well costs; expected to be approximately $875 per lateral foot;
- 35 percent increase in average lateral length to over 10,000 feet;
- Southwest Appalachia liquids production increasing to 75,600 barrels per day, a 20 percent increase;
- Northeast Appalachia will continue to generate free cash flow while maintaining flat production;
- Over 70 percent of projected gas production is hedged using swaps and collars at an average floor price of $2.90 per MMBtu; the Company retains pricing upside on 65 percent of total gas production;
- $155 million of savings from 2018 G&A and interest cost saving initiatives; and
- Drilling and completions activity weighted toward the first half of the year.

"Our operational execution and capital efficiency improvements are clearly evident in our lower well costs and our successful ultra-long lateral results. The Company expects to generate free cash flow by the end of 2020 and remains committed to a sustainable net debt/EBITDA ratio of 2X. We continue to demonstrate returns-focused capital discipline while leveraging our flexibility and adjusting our capital allocation decisions with market conditions," said Bill Way, President and Chief Executive Officer.

"Our strong 2018 performance reflects our steadfast focus on creating long-term value for our shareholders, highlighted by closing the Fayetteville sale, reducing debt, and returning capital to shareholders," Mr. Way said.

2019 Guidance

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Production					
Natural Gas *(Bcf)*	140 – 146	141 – 148	151 – 158	156 – 164	588 – 616
NGLs *(MBbls)*	5,275 – 5,525	5,450 – 5,700	5,825 – 6,075	6,100 – 6,350	22,650 – 23,650
Oil *(MBbls)*	800 – 875	900 – 975	1,250 – 1,325	1,350 – 1,425	4,300 – 4,600
Total Production *(Bcfe)*	**176 – 184**	**179 – 188**	**194 – 202**	**201 – 211**	**750 – 785**
Total Production *(MMcfe/d)*	**1,956 – 2,044**	**1,967 – 2,066**	**2,109 – 2,196**	**2,185 – 2,293**	**2,055 – 2,151**

CAPITAL BY DIVISION

Northeast Appalachia	$280 – $310 MM
Southwest Appalachia	$570 – $600 MM
Southwest Appalachia water project	$30 – $35 MM
Other	$10 – $25 MM
Capitalized interest	$110 – $120 MM
Capitalized expense	$80 - $90 MM
Total Capital Investments	$1,080 – $1,180 MM

PRODUCTION BY DIVISION

Northeast Appalachia	455 – 472 Bcfe
Southwest Appalachia	295 – 313 Bcfe
Total Production	750 – 785 Bcfe

PRICING

Natural gas discount to NYMEX including transportation	$0.70 - $0.80 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$9.00 - $11.00 per Bbl
Natural Gas Liquids realization as a % of WTI including transportation	24% - 29%

EXPENSES

Lease operating expenses	$0.92 - $0.97 per Mcfe
General & administrative expense	$0.18 - $0.22 per Mcfe
Taxes, other than income taxes	$0.08 - $0.10 per Mcfe
Full cost pool amortization	$0.60 - $0.65 per Mcfe
Interest expense - net of capitalization	$52 - $62 MM
Income tax rate (~100% deferred)	24.5%

WELL COUNT

	Drilled	Completed	Wells To Sales	Ending DUC Inventory
Northeast Appalachia	35 – 45	35 - 45	35 - 45	10 – 15
Southwest Appalachia	60 – 70	65 - 75	55 - 65	25 - 30
Total Well Count	**95 – 115**	**100 – 120**	**90 – 110**	**35 – 45**

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. Additional information is available at www.swn.com.

Investor Contact
Paige Penchas
Vice President, Investor Relations
(832) 796-4068
paige_penchas@swn.com

Media Contact
Jim Schwartz
Director, Corporate Communications
(832) 796-2716
jim_schwartz@swn.com

Forward Looking Statement
This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices (including geographic basis differentials); changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; natural disasters; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; the risks related to the discontinuation of LIBOR and/or other reference rates that may be introduced following the transition, including increased expenses and litigation and the effectiveness of interest rate hedge strategies; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; failure or delay in obtaining necessary regulatory approvals; potential liability resulting from pending or future litigation; and general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government's debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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